UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:             Date examination completed:

     811-02357                                       JUNE 30, 2000
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2.   State identification Number:

     AL          AK          AZ          AR          CA          CO

     CT          DE          DC          FL          GA          HI

     ID          IL          IN          IA          KS          KY

     LA          ME          MD          MA          MI          MN

     MS          MO          MT          NE          NV          NH

     NJ          NM          NY          NC          ND          OH

     OK          OR          PA          RI          SC          SD

     TN          TX          UT          VT          VA          WA

     WV          WI          WY          PUERTO RICO

     Other (specify):
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3.   Exact name of investment company as specified in registration statement:

     CURRENT INCOME SHARES, INC.
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4.   Address of principal  executive officer (number,  street,  city, state, zip code)

     445 SOUTH FIGUEROA STREET, LOS ANGELES, CALIFORNIA  90071
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
Current Income Shares, Inc.
445 S. Figueroa Street
Los Angeles, California  90071

To the Board of Directors:

We have examined management's assertion that "Current Income Shares, Inc. (the "Fund") was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2000 with respect to securities reflected in the investment account of the Fund". Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000:

* Confirmation of all securities held by the Depository Trust Company, the Federal Reserve Bank and Citibank, N.A. in book entry form without prior notice to management

* Reconciliation of all such securities to the books and records of the Fund and the Custodian (The Union Bank of California, N.A.)

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche LLP

San Francisco, CA
August 18, 2000